Exhibit 99.1

                            Explanation of Responses


(1)  Price does not reflect underwriter discount or fees.

(2) The Insight IV Funds (defined below) and the Insight V Funds (defined below) beneficially own 16,245,730 shares of Common Stock after giving effect to (i) the conversion of 8,704,218 shares of Convertible Preferred Stock into Common Stock and (ii) the sale of Common Stock in the issuer's initial public offering. The amount listed includes: (i) 6,008,304 shares held by Insight Venture Partners V, L.P., 1,819,226 shares held by Insight Venture Partners (Cayman) V, L.P., 6,092,115 shares held by Insight Venture Partners V Coinvestment Fund, L.P. and 353,312 shares held by Insight Venture Partners V (Employee Co-Investors) (together, the "Insight V Funds"); and (ii) 192,208 shares held by Insight Venture Partners IV (Co-Investors), L.P., 208,513 shares held by Insight Venture Partners (Cayman) IV, L.P., 12,397 shares held by Insight Venture Partners IV (Fund
     B), L.P. and 1,559,655 shares held by Insight Venture Partners IV, L.P (together, the "Insight IV Funds"). The reporting person is a member of the board of managers of Insight Holdings Group, LLC, which in turn is the managing member of Insight Associates IV, L.L.C. and Insight Associates V, L.L.C. which are the general partners of the Insight IV Funds and the Insight V Funds, respectively. The reporting person disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of
     Section 16 or for any other purposes.

(3) In connection with the issuer's initial public offering, the Convertible Preferred Stock held by the Insight IV Funds and the Insight V Funds was automatically converted into Common Stock at a fixed initial conversion rate of one share of Common Stock per share of Convertible Preferred Stock.